AlphaMark Investment Trust

December 27, 2010
                                                                                     FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AlphaMark Investment Trust (the “Trust”)
File Nos. 811-22213 and 333-152045
Post-Effective Amendment No. 2

Ladies and Gentlemen:

We are electronically filing via EDGAR our responses to comments received from Ms. Patricia Williams of the Commission’s staff on the Trust’s Post-Effective Amendment No. 2.  The following are the comments provided and the Trust’s response to each:

Prospectus

1.	Comment: Add to the “Principal Risks” section for each Fund the risk of losing money.

Response:   The following disclosure has been added:

As a result, the value of your investment in the Fund will fluctuate with the market, and you could lose money over short or long term periods.

2.
Comment:  In the “Tax Information” section of the Fund Summaries, disclose that shareholders investing through tax-deferred arrangements might be taxed later upon withdrawal of monies from those accounts.

Response:  Disclosure has been added to the “Tax Information” section of the Fund Summaries stating “If you are investing through a tax-deferred arrangement, you may be taxed later upon withdrawal of monies from those accounts.”

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We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513-587-3406 if you have any questions.

Very truly yours,

/s/ Wade Bridge

Wade Bridge
Assistant Secretary